Filed by Marine Products Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed to be filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Marine Products Corporation

Commission File No.: 001-16263

The following communications were made by Marine Products Corporation (“Marine Products”) in connection with the proposed acquisition of Marine Products by MasterCraft Boat Holdings, Inc.

MASTERCRAFT BOAT HOLDINGS INC. + MARINE PRODUCTS CORPORATION

CREATING A DIVERSIFIED PORTFOLIO OF PROVEN RECREATIONAL MARINE BRANDS

Bringing together two iconic, market leading American recreational marine companies to meet the evolving needs of boating enthusiasts across multiple categories

Complementary Portfolio of Best-in-Class Brands

Built on MasterCraft Boat Holdings premium performance and leisure brands and Marine Products' leading recreation and sport fishing brands

MASTERCRAFT BOAT HOLDINGS INC.

MasterCraft

Premium Performance

BALISE

Leisure

CREST

Leisure

MARINE PRODUCTS CORPORATION

ROBALO

Sport Fishing

CHAPARRAL

Recreation

Expanded Geographic Reach And Offerings

Unlocks growth opportunities through highly complementary coastal and inland dealer networks

COMBINED U.S. DEALER FOOTPRINT

• MCBH Location • Marine Products Location

Combined Company by the Numbers

~4,700 Annual Units Sold[1]	
~$540M Annual Revenue[1]	**500+** Global Dealers[2]
~1,400 Employees	**5** Brands

[1] LTM as of 12/31/2025 | [2] As of the most recent fiscal year for each company

$ Attractive Financial Profile

Robust balance sheet provides enhanced financial flexibility to fund ongoing growth investments while maintaining a disciplined capital allocation framework

EXPECTED PRO FORMA FINANCIALS AT CLOSING

$40-60M	**$0**	**$115M-$135M**	
Cash	Total Debt	Liquidity	Free Cash Flow Positive

TRANSACTION DETAILS

- Cash and stock transaction valued at **~$232.2 million**, net of acquired cash
- Marine Products shareholders will receive **$2.43** per share in cash and **0.232** shares of MasterCraft common stock for each share of Marine Products owned
- **Accretive to adjusted EPS in 2027** after adjusting for approximately **$6m** in annual net savings

66.5%
33.5%
MASTERCRAFT SHAREHOLDER OWNERSHIP
MARINE PRODUCTS SHAREHOLDER OWNERSHIP

LEADERSHIP & GOVERNANCE

- **Brad Nelson**, current CEO of MasterCraft, will serve as CEO of combined company
- **Scott Kent**, current CFO of MasterCraft, will serve as CFO
- Following closing, MasterCraft's Board of Directors will expand from **seven to 10 directors** and include **three new directors**
- The combined company will be headquartered in **Vonore, Tennessee** and will maintain the Chaparral and Robalo operating facilities in Nashville, Georgia

TIMING & APPROVALS

- **Unanimously** approved by the Boards of Directors of both companies
- Expected to close **in the second calendar quarter of 2026**
- Close subject to approval by both MasterCraft and Marine Products shareholders and the satisfaction of other customary closing conditions

BRAD NELSON
CEO OF MASTERCRAFT

"Today marks an exciting and transformational step for MasterCraft and Marine Products as we continue shaping the future of the marine industry together. We have long admired Marine Products and the success its team has achieved in creating a leading brand for recreational boaters with Chaparral and a leader in sport fishing boats with Robalo. Supported by both companies' proven category leadership, the combined company will serve an expanded customer base with diversified offerings, drive differentiated innovation, and deliver greater value for dealers and consumers."

BEN PALMER
CEO OF MARINE PRODUCTS

"This transaction marks an exciting new chapter for Chaparral and Robalo, and is a testament to the hard work and dedication of our employees. We believe that MasterCraft will be a great steward of the combined business and an enthusiastic partner to our exceptional dealers and suppliers. In addition, the combination is structured to enable shareholders to continue to participate in the strength and upside potential of the combined company and benefit from a stronger institutional following."

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this communication are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause MasterCraft’s, Marine Products’ or the combined company’s actual results, levels of activity, performance, or achievements or those of the boating industry to be materially different from those expressed or implied by any forward-looking statements. In some cases, forward-looking statements may be identified by the use of words like “may,” “will,” “could,” “would,” “should,” “expect,” “anticipate,” “believe,” “project,” “estimate,” “intend,” “plan,” “pro forma,” or any variations or other comparable terminology.

Forward-looking statements are subject to risks, uncertainties and other important factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including, but not limited to, risks and uncertainties around the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive merger agreement, including circumstances requiring a party to pay the other party a termination fee pursuant to the definitive merger agreement; the risk that the conditions to the completion of the proposed transactions are not satisfied in a timely manner or at all; the possibility that competing offers or transaction proposals may be made; the risks arising from the integration of the MasterCraft and Marine Products businesses; the risk that the anticipated benefits and synergies of the proposed transactions may not be realized when expected or at all and that the proposed transactions may not be completed in a timely manner or at all; the risk of unexpected costs or expenses resulting from the proposed transactions; the risk of litigation related to the proposed transactions, including resulting expense or delay; the risks related to disruption to ongoing business operations and diversion of management’s time as a result of the proposed transactions; the risk that the proposed transactions may have an adverse effect on the ability of MasterCraft and Marine Products to retain key personnel, dealers and suppliers; the risk that the credit ratings of the combined company declines following the proposed transactions; the risk that the announcement or the consummation of the proposed transactions has a negative effect on the market price of the capital stock of MasterCraft and Marine Products or on MasterCraft’s and Marine Products’ operating results; the risk of product liability litigation or government or regulatory action, including related to product liability claims; the risk of product efficacy or safety concerns resulting in product recalls or regulatory action; risks relating to inflation and other economic factors, such as interest rate and currency exchange rate fluctuations, government trade or similar regulatory actions (including current and potential trade and tariff actions and other constraints on trade affecting the countries where MasterCraft and Marine Products operate and the resulting negative impacts on each company’s supply chain, commodity costs, and consumer spending), natural disasters, acts of war, terrorism, catastrophes, pandemics, epidemics, or other disease outbreaks, the prices and availability of MasterCraft’s and Marine Products’ raw materials, manufacturing difficulties or delays or supply chain disruptions, disruptions in the capital and credit markets, counterparty defaults (including dealers, suppliers and financial institutions with which MasterCraft’s and Marine Products’ do business), impairment of goodwill and intangible assets and projections of operating results and other factors that may affect impairment testing; changes in customer preferences; severe weather conditions; regional instabilities and hostilities; potential competitive pressures on selling prices for the products of MasterCraft and Marine Products; general economic and political conditions globally and in the markets in which MasterCraft and Marine Products do business; the ability to maintain key dealer relationships, competition, including technological advances, new products, and intellectual property attained by competitors; challenges inherent in new product research and development; uncertainty of commercial success for new and existing products and digital capabilities; challenges to intellectual property protections; the ability of MasterCraft and Marine Products to successfully execute business development strategy and other strategic plans; changes to applicable laws and regulations and other requirements imposed by stakeholders; and changes in behavior and spending patterns of consumers.

These and other important factors discussed under the caption “Risk Factors” in MasterCraft’s Annual Report on Form 10-K for the fiscal year ended June 30, 2025, filed with the SEC on August 27, 2025, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other filings made with the SEC, and Marine Products’ Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on February 28, 2025, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other filings made with the SEC, in each case could cause actual results to differ materially from those indicated by the forward-looking statements. The discussion of these risks is specifically incorporated by reference into this communication.

Any such forward-looking statements represent estimates as of the date of this communication. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this communication. Marine Products undertakes no obligation (and expressly disclaims any obligation) to update or supplement any forward-looking statements that may become untrue or cause our views to change, whether because of new information, future events, changes in assumptions or otherwise. Comparisons of results for current and prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

Additional Information and Where to Find It

In connection with the proposed transactions, MasterCraft intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of MasterCraft common stock to be issued in the proposed transactions and a joint proxy statement/prospectus for MasterCraft’s and Marine Products’ respective stockholders (the “Joint Proxy Statement/Prospectus”). The definitive joint proxy statement (if and when available) will be mailed to stockholders of MasterCraft and Marine Products. Each of MasterCraft and Marine Products may also file with or furnish to the SEC other relevant documents regarding the proposed transactions. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that MasterCraft and Marine Products may mail to their respective stockholders in connection with the proposed transactions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTIONS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT MASTERCRAFT, MARINE PRODUCTS AND THE PROPOSED TRANSACTIONS.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from MasterCraft at its website, www.mastercraft.com, or from Marine Products at its website, www.marineproductscorp.com. Documents filed with the SEC by MasterCraft will be available free of charge by accessing the investor section of MasterCraft’s website, www.investors.mastercraft.com, or, alternatively, by directing a request by email to MasterCraft at investorrelations@mastercraft.com and documents filed with the SEC by Marine Products will be available free of charge by accessing Marine Products’ website at www.marineproductscorp.com under the heading Investor Relations or, alternatively, by directing a request by email to Marine Products at jlarge@marineproductscorp.com.

Participants in the Solicitation

MasterCraft, Marine Products and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of MasterCraft and Marine Products in connection with the proposed transactions under the rules of the SEC. Information about MasterCraft’s directors and executive officers is available in MasterCraft’s proxy statement dated September 15, 2025 for its 2025 Annual Meeting of Stockholders (available here). To the extent holdings of MasterCraft common stock by the directors and executive officers of MasterCraft have changed from the amounts of MasterCraft common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC (available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001638290). Information about Marine Products’ directors and executive officers is available in Marine Products’ proxy statement dated March 12, 2025 for its 2025 Annual Meeting of Stockholders (available here). To the extent holdings of Marine Products common stock by the directors and executive officers of Marine Products have changed from the amounts of Marine Products common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC (available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001129155). Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. Investors should read the Joint Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the SEC’s website at www.sec.gov or from MasterCraft or Marine Products using the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.